Exhibit 99.1

Corporate Presentation | February 2022 Freezing cancer in its tracks (NASDAQ & TASE: ICCM) icecure - medical.com IceCure Medical enabling non-surgical, treatment of cancerous tumors Nasdaq & TASE: ICCM

Forward Looking Statement Disclaimer: IMPORTANT: The following applies to this document, the oral presentation of the information in this document by IceCure Medic al Ltd. (the “Company”, “we” or “us”) and any question and answer session that follows the oral presentation (collectively, the “Presentation”). This Presentation contains express or imp lied forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, we are using forward - looki ng statements when we discuss our regulatory, marketing and commercialization strategy, the expected timing of obtaining regulatory approval for our various products, patient trials and cl inical data readout, proposed trials that may occur in the future, the timing and implementation of our collaborations with various partners and the execution of definitive agreements relating to such collaborations and the potential benefits and impact our products could have on improving patient health care. These forward - looking statements and their implications are based on the c urrent expectations of our management only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in th e forward - looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements: changes in techn ology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory age nci es, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees who se knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may be more expensive than we anticip ate ; results in the laboratory may not translate to equally good results in real clinical settings; our patents may not be sufficient; our products may harm recipients; changes in legislatio n; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition. Except as otherwise r equ ired by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occ urrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting us, reference is made to our reports filed from time to time with the U.S. Securitie s a nd Exchange Commission. This Presentation does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company and nothing contained herein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the Presentation . The Presentation has not been independently verified and will not be updated . The Presentation, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . 2 Nasdaq & TASE: ICCM

Introducing ProSense® Non - surgical Next - Generation Cryoablation Technology Cryoablation is a minimally invasive image guided (US or CT) treatment that uses extreme cold to freeze and accurately destroy diseased tissue within the tumor zone IceCure’s flagship product ProSense® cryoablates tumors quickly and with minimal pain* Utilizing effective liquid nitrogen (LN2) for maximum freezing , safety and efficacy http://www.youtube.com/watch?v=TfhQJ3SN6wQ Nasdaq & TASE: ICCM 3 * freezing effect on tissue from cryoablation produces less pain compared to heat ablation

Regulatory approval in 14* countries including U.S. and Europe Company Highlights *China – system only †Estimated, according to Grand View Research, Inc. ( www.grandviewresearch.com/industry - analysis/tumor - ablation - market ) Data is for all tumor ablation technologies and indications, including heat ablation Cryoablation, RF, MW and others. The information herein has not been independently verified by the company Growing number of global distribution agreements Collaboration with ASBrS for registry trial and update of guidelines ICE3 Breast Cancer Trial in US for FDA approval in treating early - stage breast tumors Excellent Patient & Physician Feedback 28 patents in IP p ortfolio for advanced LN 2 technology Successful transition from clinical and R&D stages to commercialization Wide m arket applications $2.4 B tumor a blation market by 2026 † CPT3 code for breast c ancer cryoablation Nasdaq & TASE: ICCM 4 RT10

2018 2019 2020 2021 $3.9M $ 1.6 M $ 1. ϭ M $4.1M Well - Financed to Advance Commercialization of ProSense ® In 2021, raised $32M (gross) in private placement and Nasdaq offering led by three accredited investors as well as the controlling shareholder of IceCure Total Sales (USD) Well positioned for 2022 Cash (12/31/21)* $25.6 M Revenues (YE 12/31/21)* $4.1 M Price (2/15/22) $2.9 Market Cap (2/15/22) $108 M Avg. Daily Trading Volume (3 months) 243 K *Preliminary estimates based on currently available information. Final results may vary from the preliminary estimates Nasdaq & TASE: ICCM 5

Global Presence of IceCure Technology JAPAN HONG KONG THAILAND SINGAPORE AUSTRALIA ISRAEL HUNGARY ROMANIA GERMANY ITALY SPAIN UNITED STATES COSTA RICA SOUTH AFRICA CHINA INDIA TURKEY FRANCE TAIWAN  POLAND NETHERLANDS Nasdaq & TASE: ICCM

Tumor Ablation Market Opportunities † Estimated, according to Grand View Research, Inc. ( www.grandviewresearch.com/industry - analysis/tumor - ablation - market ) Data is for all tumor ablation technologies and indications, including heat ablation Cryoablation, RF, MW and others. The information herein has not been independently verified by the company Kidney Cancer Additional future indications (Such as Prostate Cancer) Lung Cancer Bone Cancer Liver 118 K New kidney and liver cancer patients in 2021 * Interventional Radiology (CAGR) Potential driven by non/minimal invasive treatments such as Cryoablation † Tumor Ablation Market Expected To Reach $2.4 Billion in 2028† Breast Tumors Breast Cancer Breast Fibroadenoma ~ 325 K new breast cancer patients estimated in 2020 * 10 % of female pop. est. to have fibroadenomas** * The National Breast Cancer Foundation, Inc. - https://www.nationalbreastcancer.org/wp - content/uploads/ 2020 - Breast - Cancer - Stats.pdf ** https://www.ncbi.nlm.nih.gov/books/NBK 535345 /#article - 18600 .s 6 US Cryoablation Growing cancer burden Increasing demand for non/minimal - invasive solutions Push for reduced cost of care by insurers and payers $1.0B $ 2.4 B 2021 2028 Nasdaq & TASE: ICCM 7

Regulatory approvals worldwide FDA Approval for general minimally - invasive cryoablation applications , specific indications including: Kidney, Liver, Neurology, Fibroadenoma FDA Breakthrough Devices Designation for T1 invasive breast cancer and/or breast cancer not suitable for surgical alternatives, prostate, kidney, and liver tumors CE Approval for benign or malignant tissue of: Breast, Lung, Musculoskeletal (bone), Liver & Kidney tumors incl. palliative interventions Rest of World Approvals : Israel, Singapore, Hong - Kong, India, Thailand, Australia, South Africa, China (IceSense3 System only) – same clinical indications as CE approval Russia, Taiwan, Costa - Rica, and Mexico (approved clinical indications may vary) 8 Nasdaq & TASE: ICCM

Clinical evidence Kidney cancer : Israel ICE Secret Trial, 120 cases Initial results reported ** 45 small kidney masses ( ≤ 4 cm) treated in 42 patients at 1 year follow - up (average follow - up period was 18 . 2 months) Recurrence free rate was 93 % One serious adverse event was reported Lung cancer : Japan Independent Clinical Trial *** Peer reviewed article on 101 cases Highlighted that the use of cryoablation treatment with only one needle for the majority of the patients in the trial represented an advantage in comparison to systems that use argon gas, which usually requires the use of 2 - 3 needles for a procedure on the same tumors size Breast cancer : ICE 3 Trial Fibroadenoma: Finalized ICE Crystal Trial 98 % recurrence free in the ICE 3 trial as of April 2021 in small, low - risk, early - stage malignant breast tumors ( 190 out of the 194 eligible patients did not have recurrence) Musculoskeletal (Bone): Mainly palliative and local control cases in Israel, Italy, France, and Spain 9 Japan Independent Trial* 304 of the 400 patients who were treated with cryoablation between 2006 and 2019 ; 99% recurrence free rate of breast cancer *Results reported by Professor E. Fukuma at the International Cryosurgery Society Convention, September 2019 **Presented at the European Association of Urology Conference, March 2019 *** Nomori H, Yamazaki I, Shiraishi A, Adachi T, Kanno M. Cryoablation for T1N0M0 non - small cell lung cancer using liquid nitrogen. Eur J Radiol . 2020;133:109334. doi:10.1016/j.ejrad.2020.109334 Nasdaq & TASE: ICCM

ProSense is Superior to Competing Thermal Ablation Technologies Cryoablation IceCure ProSense® Thermal Ablation (Radiofrequency & Microwave) Pain Minimal to no pain* Very painful Anesthesia Local High amount to general Visualization Excellent contour under Ultrasound & CT Limited visualization Accuracy High Low Immune Response Positive stimulation Limited Procedure Time 10 – 40 min 10 – 30 min * freezing effect on tissue from cryoablation produces less pain compared to heat ablation Nasdaq & TASE: ICCM 10

ProSense® - Advanced Cryoablation Technology 3rd Generation IceCure ProSense® 2nd generation Sanarus Visica 2 Ʀ 1st Generation Galil Medical EndoCare Tumor Destruction Method Liquid nitrogen Liquid nitrogen Argon gas Temperature Constantly low ( - 160 ⁰ C) Not constant Constantly medium ( - 120 ⁰ C) Office Setting × Procedure Time 10 - 40 mins 10 - 30 mins 30 - 60 mins Cooling Rate Fast Medium Slow Cooling Gas Pressure Low Low High Cost of procedure Low Low High x Lower stable temperature and faster cooling rate enable better effectiveness in tumor destruction Superior Liquid Nitrogen (LN 2 ) Technology for Optimal Tumor Destruction Nasdaq & TASE: ICCM 11

Breast Tumor Market Activities 12 Nasdaq & TASE: ICCM

Challenges in Breast Cancer Surgery (Lumpectomy) • Cost • Cosmetic outcome • 14 % of patients undergo re - excision after lumpectomy due to unclear margins** • Recovery time • Use of operating rooms places an additional strain on hospital resources ** https://link.springer.com/article/ 10.1245 /s 10434 - 019 - 07247 - 5 Nasdaq & TASE: ICCM 13

ProSense® - Value for All *LN2, liquid nitrogen ** https://link.springer.com/article/10.1245/s10434 - 019 - 07247 - 5 Patient Physician Insurer Healthcare Provider x LN 2 * - Maximum Efficacy x Non - surgical x Cosmetically Superior x Safer, Simpler, Faster & Painless x Immediate Recovery x Preventing Re - excision After Lumpectomy for Breast Cancer** x Easy to Use, In - office Procedure x Low Risk, Safe Procedure x LN 2 – Maximum Efficacy x Faster - More Patients x Increased ROI x Lower Reimbursement Expense Vs. Surgery x In - Office Procedure x Immediate Recovery x LN 2 – Maximum Efficacy x Patient Demand Drives Reimbursement x Value Based Care x Patient Demand Drives Reimbursement x Faster, In - Office Procedure x Low Risk Safe Procedure x No New Infrastructure x Environmentally & Storage Friendly Nasdaq & TASE: ICCM 14

Breast Cancer & Benign Tumors U.S. Strategy *BDD is not an FDA Approval, but a designation granted that can expedite the path to marketing clearance for the breast cance r i ndication **CPT or Current Procedural Terminology is a medical code used by physicians, health insurance companies and accreditation organizations for reimbursement *** The National Breast Cancer Foundation, Inc. - https://www.nationalbreastcancer.org/wp - content/uploads/ 2020 - Breast - Cancer - Stats.pdf **** https://www.ncbi.nlm.nih.gov/books/NBK 535345 /#article - 18600 Regulatory Strategy x FDA clearance for general minimally - invasive cryoablation applications x FDA clearance for fibroadenoma (benign breast tumors) cryoablation x Completed ICE 3 study enrollment, promising interim results presented at 2021 ASBrS Annual Meeting ; Targeting FDA approval for early - stage and high risk to surgery breast cancer specific cryoablation applications x FDA granted ProSense® Breakthrough Devices Designation* for proposed indications, including for use in the treatment of T 1 invasive breast cancer and/or breast cancer not suitable for surgical alternatives Strategic Partnerships x Targeting registry clinical trial with the ASBrS x Targeting ASBrS guidelines amendment following trial results x Collaboration with ASBrS for CPT 3 ** for breast cancer x Targeting CPT 1 approval providing reimbursement 325,000 new breast cancer cases estimated in 2020 *** Fibroadenoma, Est. 10 % of female pop.**** Nasdaq & TASE: ICCM 15

Unique Value Proposition ICE 3 : Landmark U.S. Breast Cancer Trial Largest USA controlled multicenter clinical trial ever performed for LN 2 based cryoablation of small, low - risk, early - stage malignant breast tumors as an alternative to surgery Interim results presented in April 2021 ASBrS Meeting by ICE 3 investigator Richard E Fine, MD, FACS “ Cryoablation potentially represents a dramatic improvement in care for appropriate low - risk patients, and at three years post - treatment, the ICE 3 trial results are extremely positive. The non - invasive procedure is fast, painless and can be delivered under local anesthesia in a doctor ’ s office. Recovery time is minimal and cosmetic outcomes are excellent with little loss of breast tissue and no scarring. Now, this trial is underscoring the efficacy and safety of the procedure for this patient group. ” View article “ Cryoablation Without Excision for Low - Risk, Early - Stage Breast Cancer: 3 - Year Interim Analysis of Ipsilateral Breast Tumor Recurrence in the ICE 3 Trial ” View full ASBrS Press Release Nasdaq & TASE: ICCM 16

ICE 3 : U.S. Breast Cancer Trial Delivers Interim Results x Submitted a pre - submission package to FDA on November 24 , 2021 x Proposed an intended use for early - stage breast cancer and high risk to surgery x Suggested a De Novo classification, including a request for a sprint discussion under FDA procedures 19 Hospitals (Incl. Columbia University Medical Center and Mount Sinai Beth Israel) Patients Results 194 Eligible Patients 62 Patients Followed For 5 Years* *By October 2021 98 % Doctor satisfaction with cosmetic results 97.94 % Recurrence free as of April 2021 190 out of the 194 eligible patients did not have recurrence 95 % Patient satisfaction with cosmetic results 100 % Safe procedure No significant device - related adverse events or complications have been reported No scarring or change to the shape and size of the breast Nasdaq & TASE: ICCM 17

Breast Cancer - China Strategy * https://gco.iarc.fr/today/data/factsheets/populations/ 160 - china - fact - sheets.pdf Regulatory strategy x Console approved by NMPA x Initiated a registration process for the disposable probes, estimated end of 2022 x Approved in Hong Kong Go to market x Soft launch – first consoles were sold in Dec 2019 for independent study for breast cancer to a leading breast cancer hospital x Ongoing independent clinical trial in two sites, Hong Kong and Shenzhen 416,371 new breast cancer cases in 2020 * Nasdaq & TASE: ICCM 18

Breast Cancer - Japan Terumo Agreement *As of February 2021 ** https://gco.iarc.fr/today/data/factsheets/populations/ 392 - japan - fact - sheets.pdf $ 29 B* market cap; $ 5.9 B annual revenue ( 2019 / 2020 ) Exclusive strategic distribution agreement with Terumo to accelerate commercialization of ProSense® in Japan, Singapore, and Thailand Key terms: x Exclusive distribution of ProSense® for breast cancer in Japan & Singapore for 5 years post regulatory approval in Japan x Responsible for Japanese regulatory and reimbursement approvals x Exclusive distribution in Thailand for 6 years. Total proceeds of $ 7.2 M for the initial term Total proceeds of $ 13.2 M for the initial term x $ 5 M for initial order and milestone - based payments x $ 4 M received 92,024 new breast cancer cases in 2020 ** For > 6 years ProSense® has been sold through a Private Import License — now leveraging agreement with Terumo to expand distribution and acquire PDMA approval Nasdaq & TASE: ICCM 19

FIBROADENOMAS 20 Nasdaq & TASE: ICCM

ProSense®: Becoming the Standard in Fibroadenoma Therapy Overview of benign breast disease | Author: Michael S Sabel, MD, Section Editor: Anees B Chagpar, MD, MSc, MA, MPH, MBA, FACS , F RCS(C) | Deputy Editor: Wenliang Chen, MD, PhD Treating fibroadenomas successfully since clinical trials began in 2012 60 patients who underwent office - based treatment reported: (ProSense® cryoablation treatment under ultrasound guidance) Minimally invasive, in - office alternative to surgical excision Strong clinical support from multi - center trial Lesions tended to disappear progressively 75 % were not palpable at 12 - month follow up Nasdaq & TASE: ICCM 21

Kidney Cancer Lung Cancer Bone Cancer Liver Cancer Interventional Radiology Nasdaq & TASE: ICCM  Nasdaq & TASE: ICCM

Interventional Radiology: Expanding Product Line *https://gco.iarc.fr/tomorrow/en/dataviz/isotype 488 K new cases of kidney cancer globally by 2025 * > 2.5 M new cases of lung cancer globally by 2025 * Over 500,000 new people each year are diagnosed with kidney, lung, liver and prostate cancer in the U.S. alone • CPT 2 reimbursement in the USA • CE approval, actively being used for procedures in EU Pain care for bone cancer metastasis • ICE Secret Trial (Israel) 120 patients ; 141 small kidney masses ( ≤ 4 cm) treated ; 93 % lack of enhancement on CT or MRI in ( 42 of 45 ) of cases at 1 year follow - up (average follow - up period was 18 . 2 months) • FDA approval for kidney and liver as of Dec 2019 • CPT 1 reimbursement in the US • Japan Independent Clinical Trial 101 patients from 2013 – 2019 • Patients with tumor size up to 1.2 cm – no recurrence; Patients with tumor size between 1.3 – 1.7 cm, 1 recurrence ( 4%); Patients with tumor size larger than 1.8 cm – 9 recurrences ( 33%) indicating local control to be better in smaller tumors (p< 0.001 ) cryoablation treatment with only one needle for the majority of patients in the trial represented an advantage in comparision to systems that use argon gas, which usually requires the use of 2 – 3 needles for a procedure on the same size Nasdaq & TASE: ICCM 23 **Presented at the European Association of Urology Conference, March 2019 *** Nomori H, Yamazaki I, Shiraishi A, Adachi T, Kanno M. Cryoablation for T 1 N 0 M 0 non - small cell lung cancer using liquid nitrogen. Eur J Radiol . 2020 ; 133:109334 . doi: 10.1016 /j.ejrad. 2020.109334

Interventional Radiology - USA Strategy *CPT or Current Procedure Terminology is a medical code used by physicians, health insurance companies and accreditation orga niz ations ** American Cancer Society .s 6 Regulatory Strategy x FDA approval for general minimally - invasive cryoablation applications x FDA approval for kidney and liver as of Dec 2019 x FDA granted ProSense® Breakthrough Devices Designation for proposed indications, including for use in the treatment of prostate, kidney, and liver tumors Strategic Partnerships x CPT 1 * approval and coverage for Cryo treatments of kidney, liver, lung & bone x CPT 2 approval and coverage for Cryo treatments of bone cancer 42 K Liver cancer patients** 74 K Kidney cancer patients** Nasdaq & TASE: ICCM 24

Business Model – Revenue Generators Console and consumable probe business model Direct sales and via distributors x Direct sales to hospitals, clinics and doctor offices x Reselling to distributors x Used as a mobile device in different hospitals, clinics, doctor offices in Europe Console related revenues x Sales of consoles x Consoles loaned for a minimum purchase of probes per month x Service & maintenance – recurring revenue x Accessories Probes and introducers x Recurring Revenue Nasdaq & TASE: ICCM 25

Proven Leadership Team Ronen Tsimerman, CFO and COO Over 15 years ’ experience as a CFO of public and private companies Ron Mayron, Chairman of the Board Served for 20 years in several positions at Teva including as VP – Israel & Africa & CEO of Teva Israel Shay Levav, VP Clinical, Regulatory & QA Nearly 20 years ’ experience in regulatory and quality assurance in the healthcare sector Tlalit Bussi Tel - Tzure, VP Biz Dev & Marketing Over 15 years ’ experience in Sales, Biz Dev & Marketing in medical devices Naum Muchnick , VP R&D Over 14 years with GE UltraSound Eyal Shamir, CEO Over 15 years as CEO of medical device companies (B - Cure Laser, Hanita Lenses etc.) Merav Nir Dotan , VP Human Resources Over 20 years of experience in human resources and organizational management Nasdaq & TASE: ICCM 26

ProSense® Freezing Cancer In Its Tracks 27 EYAL Shamir – CEO E: eyals@icecure - medical.com Ronen Tsimerman – CFO/COO E: ronent@icecure - medical.com T: + 972 - 4 - 623 - 0333 THANK YOU Nasdaq & TASE: ICCM